
TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


03022536

15 May 2003

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
General Counsel and Company Secretary

Enc.


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 04 2003
WASH. D.C.
152


RECEIVED
JUN 04 2003
PROCESSING
SECTION

15 MAY 2003

ASX ANNOUNCEMENT

MERGER OF JUPITERS AND TABCORP

PROGRESS UPDATE

Timing

Jupiters Limited ("Jupiters") and TABCORP Holdings Limited ("TABCORP") have made significant progress in negotiating the detailed terms of a Merger Implementation Agreement. It is presently anticipated that the agreement will be signed within three weeks.

At the time of announcing the key terms of the Merger Implementation Agreement, Jupiters and TABCORP will provide an update on the expected timing of despatch of the merger documentation to Jupiters shareholders and, assuming approval by Jupiters shareholders, the Court and relevant regulatory authorities, implementation of the merger.

Jupiters and TABCORP will continue to keep their respective shareholders informed of any significant developments.

Centrebet Sale

The complex issues of separating a business from its parent company are substantially resolved for Centrebet and the sale of Centrebet by tender is proceeding according to plan.

Non-binding expressions of interest for Centrebet are due now. Short listed buyers will commence due diligence in late May and submit binding bids by late June.

There is a strong field of well-qualified and financially sound Australian and International buyers engaged in the tender process.

For further information please contact:

At Jupiters:

Mr Rob Hines
Chief Executive Officer and Managing Director
Jupiters Limited
(07) 5584 8900

At TABCORP:

Ms Tricia Wunsch
General Manager, Corporate Affairs
TABCORP Holdings Limited
(03) 9868 2595

At Citigroup:

Mr Paul Binsted
Citigroup Global Markets
(02) 8225 4663

At UBS Warburg:

Mr Peter Scott or Mr Tim Antonie
UBS Warburg Australia Limited
(03) 9242 6367

F:le No. 82-3841



ABN 66 063 780 709

15 May 2003

SMOKING BANS WILL IMPACT FULL YEAR PROFITS

TABCORP net revenue for the 10 months to 30 April 2003, was 1.6% lower than for the same period last year. This can largely be attributed to the impact of smoking bans on the performance of our Gaming Division. Revenues from both our Wagering Division and Star City have continued to grow over the 10 month period.

The Wagering Division's revenue was up 3.3% for the four months to 30 April 2003, on the prior comparative period, despite the drought and recent wet weather in parts of the country impacting thoroughbred and harness racing field sizes. It was buoyed by continued strong growth in revenue from sportsbetting over the period, including a good start to the AFL football season. This translated to an overall wagering revenue growth rate of 4.9% for the 10 months to 30 April 2003, relative to the prior comparative period.

At Star City, for the four months to 30 April 2003, net revenue was up 2.4% on the prior comparative period. When combined with the 0.4% increase in net operating revenue in the first half year, the result is a 1.2% increase in net revenue for the 10 months to 30 April 2003.

Revenue from the private gaming room continued to be below the same period last year. The uncertainty created by the war in Iraq and more recently the SARS virus, has impacted the international business in the private gaming room with revenue being down 13.8% for the 10 months to 30 April, a continuation of the first half performance.

On the main gaming floor, the changes to the table games product mix have been well received. Revenue from tables on the main gaming floor for the 10 months to 30 April was up by 3.2%. Revenue from electronic gaming has been flat in recent months relative to the strong comparative period with revenue for the 10 months to 30 April up by 3.4%. The non-gaming operations continued to show improvement with food and beverage revenue up 10.3% and hotel and apartment revenue up 6.2% for the 10 months to 30 April.

.../3

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said, "The positive turnaround in revenue from table games on the main gaming floor after the 4.6% decline in first quarter, reflects Star City's continued refinement of the product mix and focus on customer service. Further refinements to the table game mix are expected to take place over the coming year."

"We continue to refine the overall electronic gaming product offering at Star City, from new games and tailored food and beverage offers to an exclusive private electronic gaming machine room which will open on the main gaming floor in early June. It is expected that these changes will be well received by customers," Mr Slatter added.

The smoking bans in gaming rooms that were introduced on 1 September 2002 in Victoria, continue to impact the performance of the Gaming Division. Revenue for the four months to 30 April 2003 was down 12.8% relative to the prior comparative period, resulting in revenue for the 10 months to 30 April being down 6.4%.

The introduction of improved amenities for smokers by our venue partners is being well received by customers. While revenue for the four months to 30 April 2003 was down significantly relative to the prior comparative period, the venues with 'Grade 4' amenities are on average performing around 3% better than those venues without.

Mr Slatter said, "TABCORP continues to work closely with its venue partners on a number of measures aimed at improving the appeal of its venues and gaming products for customers who smoke, with the number of venues with 'Grade 4' facilities increasing to 142 as at 30 April 2003 from 71 as at 31 December 2002."

"Results of recent surveys conducted by TABCORP indicate that patrons are slowly returning to the venues and the customers who smoke are appreciating the efforts being made by our venue partners to accommodate their needs and are feeling more valued."

"These solutions will continue to be developed and implemented throughout the remaining financial year and into 2004," Mr Slatter added.

Mr Slatter also said "A number of changes to TABCORP's management and operational structure will be undertaken over the course of the next few months. These changes include the formation of a technical services division which will incorporate operational areas previously located in wagering and gaming divisions, as well as the information technology division. This division will focus on providing operational services and IT maintenance and development for the benefit of our wagering and gaming customers at an advanced level of efficiency.

.../3

"Based on the performance to 30 April 2003, we anticipate that the company's current financial year profit result excluding the after tax impact of non-recurring items will be between 1-3% down on the prior year. The after tax non-recurring items excluded are $3.0 million positive in 2002 and $5.3 million negative in 2003 ($2.9 million in property related expenses as disclosed at the end of the first half and $2.4 million restructuring costs). If the after tax impact of these non-recurring items is included, then the current financial year's profit is expected to be 4-6% down on the prior year," Mr Slatter said.

TABCORP has made significant progress in negotiating the detailed terms of the Merger Implementation Agreement with Jupiters. It is presently anticipated that the agreement will be signed within three weeks.

At the time of announcing the key terms of this agreement, TABCORP will provide an update on the expected timing of the despatch of merger documentation to Jupiters' shareholders and, assuming regulatory approval by Jupiters shareholders, the Court and relevant regulatory authorities, implementation of the merger.

TABCORP will keep shareholders informed of any significant developments.

ENDS

For further information please contact:

Tricia Wunsch
General Manager, Corporate Affairs
TABCORP Holdings Limited
(03) 9868 2595